                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13G

                   Under the Securities Exchange Act of 1934

                            (Amendment No.   7  )*
                                           -----


                        Reliance Group Holdings, Inc.
- --------------------------------------------------------------------------------
                               (Name of Issuer)

                         Common Stock, $.10 par value
- --------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   75946410
                             ---------------------
                                (CUISP Number)

Check the following box if a fee is being paid with this statement [_]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 75946410                13G              Page      2  of 12      Pages
         -----------------                              -------    -------


1  NAME OF REPORTING PERSON
   S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        The Steinberg Group
        (No. S.S. or I.R.S. Identification No.)

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [X]

                                                                (b) [_]

3  SEC USE ONLY


4  CITIZENSHIP OR PLACE OF ORGANIZATION


        Not Applicable

   NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH


        5  SOLE VOTING POWER


            41,222,403

        6  SHARED VOTING POWER


            14,859,816

        7  SOLE DISPOSITIVE POWER


            41,365,448

        8  SHARED DISPOSITIVE POWER


            14,876,706

9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


            56,242,154

10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*



11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9


            50.3%

12 TYPE OF REPORTING PERSON*


            00



                     *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 75946410                13G              Page 3     of 12       Pages


1  NAME OF REPORTING PERSON
   S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Saul P. Steinberg
        S.S. No.:  ###-##-####

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [x]

                                                                (b) [_]


3  SEC USE ONLY


4  CITIZENSHIP OR PLACE OF ORGANIZATION

      United States of America

   NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH


        5  SOLE VOTING POWER

            29,965,393
            (See Note 1)

        6  SHARED VOTING POWER

            13,956,482
            (See Notes 2, 3, 4, 6, 7, 8 and 9)

        7  SOLE DISPOSITIVE POWER

            30,083,496
            (See Notes 1 and 5)

        8  SHARED DISPOSITIVE POWER

            13,956,482
            (See Notes 2, 3, 4, 6, 8 and 9)

9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            44,039,978

10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*



11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

            39.5%

12 TYPE OF REPORTING PERSON*

            IN



                     *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 75946410                13G              Page 4     of 12       Pages


1  NAME OF REPORTING PERSON
   S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Robert M. Steinberg
             S.S. No.:   ###-##-####

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [x]

                                                                (b) [_]


3  SEC USE ONLY


4  CITIZENSHIP OR PLACE OF ORGANIZATION

             United States of America

   NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH


        5  SOLE VOTING POWER

                5,460,570
                (See Note 10)

        6  SHARED VOTING POWER

                13,028,056
                (See Notes 3, 4, 7, 9 and 11)

        7  SOLE DISPOSITIVE POWER

                5,485,512
                (See Notes 10 and 12)

        8  SHARED DISPOSITIVE POWER

                13,028,056
                (See Notes 3, 4, 9 and 11)

9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                18,513,568

10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*



11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                16.6%

12 TYPE OF REPORTING PERSON*

                IN



                     *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 75946410                13G              Page 5     of 12       Pages


1  NAME OF REPORTING PERSON
   S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Anne Steinberg
        S.S. No.:   ###-##-####

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [x]

                                                                (b) [_]


3  SEC USE ONLY


4  CITIZENSHIP OR PLACE OF ORGANIZATION

        United States of America

   NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH


        5  SOLE VOTING POWER

              -0-

        6  SHARED VOTING POWER

              12,356,010
              (See Note 3)

        7  SOLE DISPOSITIVE POWER

              -0-

        8  SHARED DISPOSITIVE POWER

              12,356,010
              (See Note 3)

9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              12,356,010

10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*



11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

              11.1%

12 TYPE OF REPORTING PERSON*

              IN



                     *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 75946410                13G              Page   6   of 12       Pages


1  NAME OF REPORTING PERSON
   S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Roni Sokoloff
        S.S. No.:  ###-##-####


2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [X]

                                                                (b) [_]


3  SEC USE ONLY


4  CITIZENSHIP OR PLACE OF ORGANIZATION

        United States of America


   NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH


        5  SOLE VOTING POWER

                2,700,130

        6  SHARED VOTING POWER

                485,080
                (See Note 13)

        7  SOLE DISPOSITIVE POWER

                2,700,130

        8  SHARED DISPOSITIVE POWER

                501,970
                (See Notes 13 and 14)

9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                3,202,100

10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*



11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                2.9%

12 TYPE OF REPORTING PERSON*

                IN



                     *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No.  75946410              13G              Page   7   of 12       Pages


1  NAME OF REPORTING PERSON
   S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                Lynda Jurist
                S.S. No.:  077-050-3572


2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [X]

                                                                (b) [_]


3  SEC USE ONLY


4  CITIZENSHIP OR PLACE OF ORGANIZATION

        United States of America

   NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH


        5  SOLE VOTING POWER

                3,096,310


        6  SHARED VOTING POWER

                10,000
                (See Note 15)

        7  SOLE DISPOSITIVE POWER

                3,096,310

        8  SHARED DISPOSITIVE POWER

                10,000
                (See Note 15)

9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                3,106,310

10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*



11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                2.8%

12 TYPE OF REPORTING PERSON*

                IN



                     *SEE INSTRUCTION BEFORE FILLING OUT!

Item 1(a)  Name of Issuer:

           Reliance Group Holdings, Inc.
           ........................................................

Item 1(b)  Address of Issuer's Principal Executive Offices:

           Park Avenue Plaza, 55 East 52nd Street, New York, New York l0055
           ........................................................

Item 2(a)  Name of Persons Filing:

           The Steinberg Group, Saul P. Steinberg, Robert M. Steinberg, Anne Steinberg, Roni Sokoloff and Lynda Jurist
           ........................................................

Item 2(b)  Address of Principal Business Office or, if none, Residence:

           Park Avenue Plaza, 55 East 52nd Street, New York, New York l0055
           ........................................................

Item 2(c)  Citizenship:

           See Item 4 on each of the cover pages hereto.
           ........................................................

Item 2(d)  Title of Class of Securities:

           Common Stock, $.l0 par value
           ........................................................

Item 2(e)  CUSIP Number:

           759464l0
           ........................................................

Item 3     Not Applicable.

Item 4.    Ownership.

     (a)   Amount Beneficially Owned As of December 3l, l993

           See Item 9 on each of the cover pages hereto.
           ........................................................

     (b)   Percent of Class:

           See Item ll on each of the cover pages hereto.
           ........................................................

     (c)   Number of shares as to which such person has:

           (i)    sole power to vote or to direct the vote

                  See Item 5 on each of the cover pages hereto.
           ........................................................

           (ii)   shared power to vote or to direct the vote

                  See Item 6 on each of the cover pages hereto.
           ........................................................

           (iii)  sole power to dispose or to direct the disposition of

                  See Item 7 on each of the cover pages hereto.
           ........................................................

           (iv)   shared power to dispose or to direct the disposition of

                  See Item 8 on each of the cover pages hereto.
           ........................................................

Item 5.    Ownership of Five Percent or Less of a Class.

           Not Applicable
           ........................................................

Item 6.    Ownership of More than Five Percent on Behalf of Another Person.

           Not Applicable
           ........................................................

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company.

           Not Applicable
           ........................................................

Item 8.    Identification and Classification of Members of the Group.

           The members of the Steinberg Group are Saul P. Steinberg, Robert M. Steinberg, Anne Steinberg, Roni Sokoloff and Lynda Jurist.
           ........................................................

Item 9.    Notice of Dissolution of Group.

           Not Applicable
           ........................................................

Item 10.   Certification.

           Not Applicable
           ........................................................

Notes to Cover Pages - Steinberg Group Amendment No. 7 To Schedule 13G
- ----------------------------------------------------------------------


     l. Includes 55,340 shares held by Saul P. Steinberg as custodian for his children, as to which he disclaims beneficial ownership.

     2. Includes 75,l80 shares owned by Saul P. Steinberg's mother, Anne Steinberg, 336,300 shares owned by Saul P. Steinberg's wife, Gayfryd Steinberg and l5,200 shares held by Gayfryd Steinberg as custodian for Jeremy Rayne Steinberg, as to all of which he disclaims beneficial ownership.

     3. Includes l2,280,830 shares owned by the Article III Residuary Trust under the will of Julius Steinberg. Saul P. Steinberg, his brother Robert M. Steinberg, Anne Steinberg and a fourth person are the trustees thereof.

     4. Includes l82,900 shares owned by, and 56,072 shares based on the assumed exercise of warrants to purchase Common Stock owned by, the Reliance Group Holdings, Inc. Pension Trust. Saul P. Steinberg, Robert M. Steinberg and two other persons are the trustees thereof. Voting and dispositive power with respect to such shares and warrants (including the power to exercise the warrants) has been transferred by the trustees to LaSalle National Trust, N.A. ("LaSalle"), as independent fiduciary. The trustees may revoke the authority of LaSalle on 30 days' notice. Saul P. Steinberg and Robert M. Steinberg disclaim beneficial ownership of such shares.

     5. Includes 118,103 shares allocable to Saul P. Steinberg's contributions under the Reliance Insurance Company Savings Incentive Plan (the "SIP"), as to which Saul P. Steinberg has dispositive power.

     6. Includes 910,000 shares held by the Saul and Gayfryd Steinberg Foundation, Inc.

     7. Does not include any of the shares held in the SIP; the Trustee of the SIP votes the shares held in the SIP in the same proportions as all other outstanding shares are voted.

     8. Excludes 9,327,133 shares based on the assumed exercise of warrants to purchase Common Stock owned by Reliance Insurance Company, an indirect wholly-owned subsidiary of Reliance Group Holdings, Inc. Saul P. Steinberg disclaims beneficial ownership of such shares.

     9. Includes 50,000 shares owned by the Jeremy Rayne Steinberg 1989 Trust and 50,000 shares owned by the Gayfryd Holden Steinberg 1989 Trust. Jeremy Rayne Steinberg and Gayfryd Holden Steinberg are children of Saul P. Steinberg. Robert M. Steinberg is the trustee of such trusts. Robert M. Steinberg and Saul
P. Steinberg disclaim beneficial ownership of such shares.

     10. Includes 101,730 shares held by Robert M. Steinberg as custodian for his children, as to which Robert M. Steinberg disclaims beneficial ownership, and 250,000 shares based on the assumed exercise of options to purchase Common Stock owned by Robert M. Steinberg.

     11. Includes 314,100 shares owned by, and 94,154 shares based on the assumed exercise of warrants to purchase Common Stock owned by, the Commonwealth Land Title Insurance Company Pension Trust. Robert M. Steinberg and four other persons are the trustees thereof. Voting and dispositive power with respect to such shares and warrants (including the power to exercise the warrants) has been transferred by the trustees to LaSalle, as independent fiduciary. The trustees may revoke the authority of LaSalle on 30 days' notice. Robert M. Steinberg disclaims beneficial ownership of such shares.

     12. Includes 24,942 shares allocable to Robert M. Steinberg's contributions under the SIP, as to which Robert M. Steinberg has dispositive power.

     13. Includes 400,000 shares owned by Roni Sokoloff's husband, 52,580 shares held by her husband as custodian for their children and 32,500 shares based on the assumed exercise of options to purchase Common Stock owned by her husband, as to all of which Roni Sokoloff disclaims beneficial ownership. Roni Sokoloff is the sister of Saul P. Steinberg and Robert M. Steinberg.

     14. Includes 16,890 shares allocable to the contributions of Roni Sokoloff's husband under the SIP, as to which Mr. Sokoloff has dispositive power, and as to which Roni Sokoloff disclaims beneficial ownership.

     l5. Includes l0,000 shares owned by Lynda Jurist's husband, as to which Lynda Jurist disclaims beneficial ownership. Lynda Jurist is the sister of Saul
P. Steinberg and Robert M. Steinberg.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


           February 4, l994 as of December 3l, l993
           .........................................
           Date


           /s/ Saul P. Steinberg
           .........................................
           Signature

           Saul P. Steinberg
           .........................................
           Name


           /s/ Robert M. Steinberg
           .........................................
           Signature

           Robert M. Steinberg
           ........................................
           Name


           /s/ Anne Steinberg
           ........................................
           Signature

           Anne Steinberg
           .........................................
           Name


           /s/ Roni Sokoloff
           .........................................
           Signature

           Roni Sokoloff
           .........................................
           Name


           /s/ Lynda Jurist
           .........................................
           Signature

           Lynda Jurist
           .........................................
           Name

                                 EXHIBIT INDEX
                                 -------------

Exhibit No.                  Exhibit Name
- -----------                  ------------
     1                      Joint Filing Agreement
